UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wireless Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

97654B100
(CUSIP Number)

David R. Ames Chief Executive Officer and President 1185 Avenue of the Americas, 20th Floor New York, New York 10036 (646) 723-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 97654B100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xethanol Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,850,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 5,850,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,000(See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.23%

14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value par value $0.001 per share (“Common Stock”), of Wireless Holdings, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the issuer are located at 20283 State Road 7, Suite 40, Boca Raton, Florida 33498.

Item 2.	Identity and Background

This Schedule 13D is being filed by Xethanol Corporation, a Delaware corporation (“Xethanol”). Xethanol is principally engaged in the production of ethanol and its co-products. The principal executive offices of Xethanol are located at 1185 Avenue of the Americas, 20th Floor, New York, New York, 10036. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment of each executive officer and director of Xethanol as of the date hereof. To the knowledge of Xethanol, each person named on Schedule A hereto is a citizen of the United States.

During the past five years, neither Xethanol nor, to Xethanol’s knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Xethanol nor, to Xethanol’s knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported in this Schedule 13D were issued to Xethanol on October 20, 2006 under the Agreement of Merger and Plan of Reorganization dated as of October 17, 2006 (the “Merger Agreement”) by and among the Issuer, Wireless Acquisition Holdings Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (the “Acquisition Corp”), and H2Diesel, Inc., a Delaware Corporation (“H2Diesel”). Pursuant to the Merger Agreement, on October 20, 2006 the Acquisition Corp merged with and into H2Diesel (the “Merger”) with H2Diesel as the surviving corporation. Upon the effective time of the Merger, each share of H2Diesel’s common stock, par value $0.0001 per share (“H2Diesel Common Stock”), outstanding immediately prior to the Merger was converted into the right to receive one share of the Issuer’s Common Stock. As a result of these transactions, H2Diesel became a wholly-owned subsidiary of the Issuer and H2Diesel’s former security holders acquired 93.6% of the shares of Common Stock then outstanding.

Investment Agreement

Xethanol held 5,850,000 shares of H2Diesel Common Stock immediately prior to the Merger. These shares had been issued pursuant to an investment agreement dated as of April 14, 2006 (the “Original Investment Agreement”) by and among H2Diesel, Xethanol and two institutional investors and subsequently amended on June 16, 2006 (the “First Amendment to Investment Agreement”) (the Original Investment Agreement as amended by the First Amendment to Investment Agreement is referred to herein as the “Investment Agreement”). Under the Investment Agreement, on April 14, 2006 H2Diesel issued to Xethanol 2,600,000 shares of H2Diesel Common Stock and granted Xethanol the right to purchase up to an additional 2,000,000 shares of H2Diesel Common Stock at an aggregate purchase price of $3,600,000 (the “Xethanol Option”) and Xethanol granted the investors the right (the “Put Right”) to require Xethanol to purchase 3,250,000 shares of H2Diesel Common Stock owned by the investors in exchange for 500,000 shares of Xethanol’s common stock, par value $0.0001 per share (“Xethanol Common Stock”). The shares of H2Diesel Common Stock subject to the Put Right had been issued by H2Diesel to the investors on March 20, 2006, together with options to purchase an additional 2,000,000 shares of H2Diesel Common Stock at an aggregate exercise price of $5,000,000 (the “Investor Option”), in exchange for gross proceeds of $2,000,000 from the investors. Of the 2,600,000 shares of H2Diesel Common Stock issued to Xethanol, 1,300,000 shares were issued to induce Xethanol to enter into the Put Right. The fair value of these shares was $793,815, based on a share price of approximately $0.61 and was credited to Xethanol’s additional paid-in capital. On April 14, 2006, the investors exercised their respective Put Rights and Xethanol purchased the investors’ 3,250,000 shares of H2Diesel Common Stock in exchange for 500,000 shares of Xethanol Common Stock. As a consequence of the investors’ exercise of their Put Rights, the Investor Option was transferred to the Company, subject to the investors’ right to purchase up to 500,000 of the shares subject to the Investor Option upon the Company’s exercise thereof. The Xethanol Option and the Investor Option expired unexercised on August 21, 2006.

Copies of the Original Investment Agreement and the First Amendment to Investment Agreement are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Management Agreement

In connection with the Investment Agreement, H2Diesel and Xethanol entered in to a management services agreement dated as of April 14, 2006 that was subsequently amended and restated on June 16, 2006 (the “Management Agreement”). Under the Management Agreement, Xethanol agreed to provide administrative, management, and consulting services to H2Diesel for a period of one year from the date of the agreement. 1,300,000 of shares of H2Diesel Common Stock issued to Xethanol under the Investment Agreement were issued in consideration of the services Xethanol was obligated to perform under the Management Agreement. On August 25, 2006, H2Diesel elected to terminate the Management Agreement effective as of September 25, 2006.

Sublicense Agreement

In connection with the Investment Agreement, H2Diesel and Xethanol entered in to a sublicense agreement dated as of April 14, 2006 that was subsequently amended and restated on June 16, 2006 (the “Sublicense Agreement”). Under the Sublicense Agreement, H2Diesel granted Xethanol an exclusive sublicense to produce H2Diesel’s proprietary fuel additive (the “Additive”) in Maine, Vermont, New Hampshire, Massachusetts, Connecticut, Rhode Island, New York, Pennsylvania, Delaware, New Jersey, Virginia, West Virginia, North Carolina, South Carolina, Georgia, Florida and sell products incorporating the Additive (“Products”) anywhere within North America, Central America and the Caribbean. Additional territories may be added by written agreement of the parties.

Under the Sublicense Agreement, H2Diesel is required to sell Xethanol Additive in quantities sufficient to meet Xethanol’s requirements for the production of Products at the lower of H2Diesel’s actual cost or the price at which H2Diesel sells Additive to unrelated third parties, or at such other price as Xethanol and H2Diesel may agree. Xethanol is obligated to pay H2Diesel royalties per gallon of Products sold equal to the lesser of $0.10 per gallon or the lowest per gallon royalty that H2Diesel charges to unrelated entities. During the initial term of the agreement, for each twelve-month period beginning on the date (the “Trigger Date”) on which H2Diesel first notifies Xethanol that H2Diesel can produce and deliver Additive in sufficient quantities to meet Xethanol’s requirements, is able to do so and provides Xethanol with the technical and engineering specifications necessary for a plant to produce Products, Xethanol is obligated to pay H2Diesel a minimum royalty equal to the royalty that would have been paid had a specified amount been sold during that twelve month period. For the first such twelve-month period, the specified amount is 20,000,000 gallons of Products and for each succeeding twelve-month period the amount increases by 10,000,000 gallons.

If Xethanol does not sell the minimum amount or pay the minimum royalties due with respect to the second or third twelve-month periods after the Trigger Date, then H2Diesel has the option to terminate the sublicense or to convert Xethanol’s exclusive rights under the sublicense to non-exclusive rights and if H2Diesel elects to convert Xethanol’s exclusive rights to non-exclusive rights Xethanol will still be obligated to pay the minimum royalties due with respect to the initial twelve-month period. If Xethanol does not sell the minimum amount or pay the minimum royalties due with respect to the fourth or any subsequent twelve-month period, then Xethanol’s exclusive rights under the sublicense automatically convert to non-exclusive rights and Xethanol’s obligation to pay the minimum royalties due with respect to any subsequent twelve-month period is terminated. In effect, beginning in the fourth twelve-month period Xethanol may terminate its minimum royalty payment obligations with respect subsequent twelve-month periods by electing not to cure any failure to make the minimum royalty payments due with respect to the current year. If Xethanol’s minimum royalty payment obligations are terminated, throughout the term of the agreement Xethanol will continue to pay royalties to H2Diesel for any licensed product actually sold. The initial term of the amended and restated sublicense agreement is for ten years from the Trigger Date. Thereafter, the agreement automatically renews for successive one year periods provided there is no existing default at the time of renewal. As of October 31, 2006, the Trigger Date had not yet occurred.

A copy of the Sublicense Agreement is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Technology Access Agreement

On June 15, 2006, H2Diesel and Xethanol entered into a technology access agreement (the “Technology Access Agreement”), pursuant to which H2Diesel agreed to deliver to Xethanol the formula for H2Diesel’s additive and all know-how in its possession, under its control or available from its licensor of the technology that relates to the manufacture of the additive. H2Diesel is required to continue to provide Xethanol with information regarding modifications to that formula or know-how. Xethanol has no right to use the formula or the know-how so long as H2Diesel is not in default of its obligations under the Sublicense Agreement. After an event of default, Xethanol has the right to use the formula and know-how to produce the additive to meet its needs to exercise its right to sell licensed product under the Sublicense Agreement. Xethanol must pay H2Diesel the royalties it would otherwise have paid in connection with sales of licensed product, but may offset the amount by which the cost Xethanol incurs in manufacturing the licensed product itself exceeds the price that Xethanol would otherwise have paid H2Diesel. Xethanol has retained the right to seek damages from H2Diesel for any excess cost of the additive.

A copy of the Technology Access Agreement is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Registration Rights Agreement

In consideration of Xethanol’s consent (in its capacity as a holder of H2Diesel Common Stock), H2Diesel and Xethanol entered into a registration rights agreement dated as of October 16, 2006 (the “Registration Rights Agreement”). In connection with the Merger, the Issuer assumed H2Diesel’s obligations under the Registration Rights Agreement. The Registration Rights Agreement requires the Issuer, upon the written request of Xethanol, but not prior to six months after the date of effectiveness of the resale registration statement to be filed by the Issuer in connection with the then-pending private offering of its securities, to file a registration statement with the SEC in form and substance sufficient to facilitate the distribution to Xethanol’s stockholders of the shares of Common Stock issued to Xethanol in the Merger, and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable thereafter.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth under Item 3 of this Schedule 13D is incorporated herein by reference.

Xethanol retains its right to acquire shares of Common Stock and to dispose of shares of Common Stock. In determining whether to purchase or dispose of shares of Common Stock, Xethanol intends to consider and review various factors on a continuous basis, including the Issuer’s financial condition, business and prospects, other developments concerning the Issuer, the price and availability of shares of Common Stock, other investment and business opportunities available to Xethanol, and developments with respect to general economic, monetary and stock market conditions.

Except as otherwise described herein, Xethanol has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4 (a) - (j) of Schedule 13D. However, in addition to the rights reserved above, Xethanol retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon the Information Statement Pursuant to Section 14F-1 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2006, as of October 20, 2006 there were 17,091,250 shares of Common Stock issued and outstanding. Xethanol may be deemed to beneficially own 5,850,000 shares of Common Stock, representing 34.23% of the shares of Common Stock outstanding.

(b) Xethanol has sole power to vote and dispose of 5,850,000 shares of Common Stock.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3 of this Schedule 13D is incorporated herein by reference.

Except as otherwise described herein, Xethanol does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder’s fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

Item 7.	Materials to be filed as Exhibits.

2.1
Agreement of Merger and Plan of Reorganization dated as of October 17, 2006 by and among Wireless Holdings, Inc., Wireless Acquisition Holdings Corp., and H2Diesel, Inc.(incorporated by reference to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 18, 2006).

10.1
Investment Agreement dated as of April 14, 2006 by and among H2Diesel, Inc., Crestview Capital Master, LLC, TOIBB Investment, LLC and Xethanol Corporation (incorporated by reference to Xethanol’s Current Report on Form 8-K, filed with the SEC on October 26, 2006).

10.2
First Amendment to Investment Agreement dated as of June 15, 2006 by and among H2Diesel, Inc., Crestview Capital Master, LLC, TOIBB Investment, LLC and Xethanol Corporation (incorporated by reference to Xethanol’s Current Report on Form 8-K, filed with the SEC on June 16, 2006)

10.3
Amended and Restated Sublicense Agreement dated as of June 15, 2006 by and between H2Diesel, Inc. and Xethanol Corporation (incorporated by reference to Xethanol’s Current Report on Form 8-K, filed with the SEC on June 16, 2006).

10.4
Technology Access Agreement dated as of June 15, 2006 by and between H2Diesel, Inc. and Xethanol Corporation (incorporated by reference to Xethanol’s Current Report on Form 8-K, filed with the SEC on June 16, 2006).

10.5
Letter Agreement Regarding Registration Rights dated as of October 16, 2006 between H2Diesel, Inc. and Xethanol Corporation (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on October 26, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2006
XETHANOL CORPORATION

	By:	/s/ David R. Ames
Name: David R. Ames
Title: Chief Executive Officer and President

Schedule A

Name and Position	Business Address	Principal Occupation or Employment
David R. Ames, Chief Executive Officer, President and director	Xethanol Corporation 1185 Avenue of the Americas 20th Floor New York, NY 10036	Chief Executive Officer, President

Lawrence S. Bellone Chief Financial Officer and director	Xethanol Corporation 1185 Avenue of the Americas 20th Floor New York, NY 10036	Chief Financial Officer

Robin Buller Executive Vice President - Strategic Development	Xethanol Corporation 1185 Avenue of the Americas 20th Floor New York, NY 10036	Executive Vice President - Strategic Development

Thomas J. Endres Senior Vice President, Operations	Xethanol Corporation 1185 Avenue of the Americas 20th Floor New York, NY 10036	Senior Vice President, Operations

Franz A. Skryanz Vice President, Secretary and Treasurer	Xethanol Corporation 1185 Avenue of the Americas 20th Floor New York, NY 10036	Vice President, Secretary and Treasurer

William P. Behrens, Non-Executive Chairman of the Board	Northeast Securities, Inc. 100 Wall Street, 8th Floor New York, NY 10005	Vice Chairman, Northeast Securities

Christopher d’Arnaud-Taylor, director	Xethanol Corporation 1185 Avenue of the Americas 20th Floor New York, NY 10036	Private Consultant

Richard D. Ditoro, director	Xethanol Corporation 1185 Avenue of the Americas 20th Floor New York, NY 10036	Principal, Merestone Development